EXHIBIT 1.01

Lincoln Electric Holdings, Inc

Conflict Minerals Report

For the Year Ended December 31, 2023

General

As used in this report, the term "Company," except as otherwise indicated by the context, means Lincoln Electric Holdings, Inc. and its wholly-owned and majority-owned subsidiaries for which it has a controlling interest. The Company’s product portfolio is primarily grouped into welding consumables and equipment. Consumables consist of welding, brazing, and soldering filler metals. Equipment consists of arc welding power sources, welding accessories, arc welding equipment, wire feeding systems, fume control equipment, plasma and oxy-fuel cutting systems, specialty gas regulators, and education solutions; as well as a comprehensive portfolio of automated solutions for joining, cutting, material handling, module assembly, and end of line testing.

The Company has, through wholly-owned subsidiaries or joint ventures, manufacturing facilities located in the United States, Australia, Austria, Brazil, Canada, China, Colombia, France, Germany, India, Italy, Mexico, Poland, Portugal, Romania, Russia, South Korea, Spain, Turkey and the United Kingdom. The principal raw materials essential to the Company's business are steel, electronic components, engines, brass, copper, silver, aluminum alloys, robotic components and various chemicals, all of which are normally available for purchase in the open market.

Due Diligence Framework Design and Measures Performed

Design of Due Diligence Framework

The Company's due diligence framework has been designed to conform to the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition and the related supplements for conflict minerals and their derivatives, including tin, tantalum, tungsten and gold which are commonly termed “3TG” (here forward “Conflict Minerals”).

Description of Due Diligence Measures Performed

Management Systems

The Company has a cross-functional Conflict Minerals team led by the Executive Vice President, General Counsel & Secretary. The Conflict Minerals team is responsible for maintaining the Company's Conflict Minerals policy and compliance strategy and overseeing the related due diligence procedures globally.

Identify and Assess Risk in the Supply Chain

The purchased raw materials and components determined to contain Conflict Minerals were reviewed to determine the supplier(s) of the purchased item. Local management engaged identified suppliers, inquiring as to the purchased item’s country of origin, including whether any of their downstream suppliers obtained materials from the Democratic Republic of the Congo or its surrounding areas (the “Covered Countries”). A provision is included in new and renewed supplier contracts that require a supplier to implement procedures to identify and mitigate the risk of purchasing Conflict Minerals sourced from Covered Countries.

Local management monitored the completion of supplier inquiries including the review of received responses to ensure that they were complete and did not include what management has defined as inconsistencies. An incomplete or inconsistent response would require further follow-up. During the supplier inquiry response review, if a supplier provides the name of a smelter or source mine, the Company would compare the reply to the listing of smelters from the Conflict-Free Smelter Program thereby relying on the program's processes.

All questionnaire responses and observations for each item were aggregated by local management and submitted to the Vice President, Environment, Health, Safety & Sustainability (the “Vice President, EHS”). The Vice President, EHS aggregated all inquiry responses and provided Corporate management a summary of the supplier engagement results.

Design and Implement a Strategy to Respond to Risks

As noted above, local management monitored the completion of supplier inquiries keeping track of those which were unresponsive, incomplete or inconsistent. Suppliers which were unresponsive, indicated that the origins of the Conflict Minerals were unknown or provided responses with inconsistencies, were flagged for subsequent follow-up.

The Vice President, EHS aggregated all inquiry responses and provided Corporate management a summary of the supplier engagement results.

Report on Supply Chain Due Diligence

This report is available on the Company's website at www.lincolnelectric.com.

Results

The Company is many steps removed from the facilities used to process the Conflict Minerals used in its products and continues to work to identify these facilities and the country of origin of the minerals. The Company continues to engage with its suppliers in an effort to obtain this information, however it is unable to disclose the facilities that processed the Conflict Minerals in its products at this time.

Independent Audit

An independent private sector audit is not required at this time.

Additional Risk Mitigation

We intend to take the following steps in 2024 to continue to mitigate the risk that the Conflict Minerals used in the Company's products could benefit armed groups in the Covered Countries:

A.	Continue to engage with suppliers to attempt to increase the response rate and the degree to which survey responses are complete.
B.	Continue to include a Conflict Minerals provision in new or renewed supplier contracts.
C.	Analyze and review our current processes to improve their effectiveness and efficiency.

Forward-looking Statements

The Company’s expectations and beliefs concerning the future contained in this report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements reflect management’s current expectations and involve a number of risks and uncertainties.  Forward-looking statements generally can be identified by the use of words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “forecast,” “guidance” or words of similar meaning.  Actual results may differ materially from such statements due to a variety of factors that could adversely affect the Company’s operating results.  The factors include, but are not limited to: general economic and market conditions; the effectiveness of operating initiatives; completion of planned divestitures; interest rates; disruptions, uncertainty or volatility in the credit markets that may limit our access to capital; currency exchange rates and devaluations; adverse outcome of pending or potential litigation; actual costs of the Company’s rationalization plans; possible acquisitions, including the Company's ability to successfully integrate acquisitions; market risks and price fluctuations related to the purchase of commodities and energy; global regulatory complexity; the effects of changes in tax law; and the possible effects of events beyond our control, such as the impact of the Russia-Ukraine conflict, political unrest, acts of terror, natural disasters and pandemics on the Company or its customers, suppliers and the economy in general. For additional discussion, see “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023.